Home is Everything



2003 Annual Report

DOMINION homes

THE Best OF EVERYTHING

Dominion Homes is a leading builder of homes in Central Ohio and Louisville Kentucky. Our Company enjoys a widespread reputation for building high-quality homes in well-designed communities in both of these markets. This year, we will also begin building homes in the Lexington, Kentucky market.

We offer three distinct series of homes that are differentiated by size, price, and standard features. This product diversity allows us to target specific market segments and appeal to a wide range of homebuyers. Our homes range from starter homes from $100,000 to executive homes above $350,000.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere herein.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
Consolidated Statement of Operations Data					
Revenues	$ 563,464	$ 491,706	$ 395,701	$ 326,415	$ 277,577
Cost of real estate sold	428,508	376,753	305,430	261,081	224,474
Gross profit	134,956	114,953	90,271	65,334	53,103
Selling, general and administrative	74,006	64,492	52,491	40,808	33,601
Income from operations	60,950	50,461	37,780	24,526	19,502
Interest expense	7,903	8,675	11,667	9,125	6,024
Income before income taxes	53,047	41,786	26,113	15,401	13,478
Provision for income taxes	21,229	17,291	10,987	6,342	5,460
Net income	$ 31,818	$ 24,495	$ 15,126	$ 9,059	$ 8,018
Basic earnings per share	$ 4.01	$ 3.36	$ 2.38	$ 1.42	$ 1.27
Diluted earnings per share	$ 3.94	$ 3.28	$ 2.30	$ 1.39	$ 1.23
Weighted average shares-basic	7,931,600	7,282,900	6,351,343	6,363,131	6,318,148
Weighted average shares-diluted	8,076,174	7,457,985	6,575,026	6,496,720	6,495,796
Consolidated Balance Sheet Data (at period end)					
Real estate inventories	$ 326,809	$ 262,855	$ 230,024	$ 184,474	$ 159,180
Total assets	$ 356,142	$ 287,737	$ 254,546	$ 201,193	$ 174,059
Long term obligations	$ 140,178	$ 115,485	$ 133,869	$ 108,804	$ 97,058
Shareholders' equity	$ 166,061	$ 132,981	$ 81,567	$ 67,888	$ 58,730
Operating Data (unaudited)					
Homes (in units)					
Sales contracts, net of cancellations	3,071	2,577	2,309	1,785	1,680
Closings	3,070	2,591	2,054	1,798	1,641
Backlog at period end	1,019	1,018	1,032	777	790
Aggregate sales value of homes in backlog at period end	$ 198,940	$ 194,176	$ 201,211	$ 153,921	$ 140,220

Dear Shareholders, Customers, Team Members, and Friends,



We are very pleased with our 2003 results. Our diluted earnings per share increased to $3.94 from $3.28 for 2002. A number of factors have contributed to another year of record gains for our shareholders:

- **More Home Deliveries.** This year's delivery of 3070 homes, 479 more homes than last year, led to a $71.8 million increase in revenues.
- **Targeted Product.** Our emphasis on selling entry-level homes resulted in a 17% increase in gross profit, even though our average price per home decreased.
- **Increased Market Share.** We sold more homes than anyone in our markets, and raised our market share in Columbus to nearly 32%.
- **Continued Dominance in Kentucky.** After just five years, our Louisville division has become the largest homebuilder in the area. We have already begun expanding into the Lexington, Kentucky market. We believe the unmet need for higher quality, medium priced single-family homes in Lexington presents an excellent opportunity.
- **Focused Customer Support.** The opening of our first comprehensive Customer Center brought buyers to a single location to shop, decorate, finance, and close on their homes. This led to cost-efficiencies and a greater ability to finalize the sale.

Looking forward to 2004, we intend to substantially increase our 2004 community count in our three markets.

At Dominion Homes, planning and hard work have led to continued returns for our shareholders. We look forward to sharing the future with you.

Sincerely,

Douglas G. Borror
Chairman & CEO

Jon M. Donnell
President & COO

Comfort is



Home is all about comfort. Kick off your shoes. Relax and be yourself. That's the feeling we want our customers to have.

At Dominion Homes, we build comfortable houses, with Trane® heating and air conditioning, Andersen® wood windows, and floor trusses designed to prevent squeaks. We also insist on a comfortable homebuilding experience, with a password-protected web page that tracks each home's building process, and customer care specialists who call every so often...just to check in.

In a record-breaking year, the fact that an overwhelming number of customers chose Dominion Homes says a lot about how comfortable they are with our reputation.

COMFORT IS:

"My Dominion Home" personalized construction web page

Dedicated customer care specialists make sure everything's right

Structurally engineered, virtually squeak-proof floors

Trane® heating and air conditioning efficiency

Andersen® wood windows for easy living

Kohler® faucets, for good looks and durability


Everything

Choice is



Home is where choice is everything. Choose the perfect floorplan. Move in. Enjoy. These are the kinds of choices we want for our customers.

Our brand new Customer Center in Columbus was a natural extension of this mindset. It offers shopping, decorating, financing, and closing on a new home together under one roof. Customers can make all of their choices at a single location, using virtual tours, life-sized vignettes, private meeting rooms, and plasma screens. And Dominion Homes Financial Services makes sure that customers have more financing choices than they ever thought possible.

In an industry where the model home traditionally shows just one choice, we show them all. Our customers have responded by choosing Dominion Homes.

CHOICE IS:

Nearly 50 different floorplans

Decorating experts to assist with interior and exterior selections

Dominion Homes Financial Services® makes it easier to get the home of your choice

Independence Series – Single family homes in a condominium community® from the $100s

Celebration Series – Everything you want most in a new home—standard: from the $130s

Tradition Series – Top of the line and filled with extras: from the $200s

Inventory Homes – Brand new Dominion Homes, built and ready for move-in

Everything



Imagination is



It's fun to imagine your dream home. A bath with a soaking tub. An office in the loft overlooking the great room. At Dominion Homes, a reputation for innovation makes imagination possible.

From dramatic nine-foot ceilings, to lofts, kitchen islands, and brand name appliances, a Dominion Home is filled with the things that make a dream home. Each Dominion Home is ready and waiting for that workout room, art studio, or anything else that sparks the imagination.

In a business that tends to focus on volume, we focus on details, backed by a 30-year transferable structural warranty. The result is a home that is designed and constructed to hold its resale value—so a Dominion Home can be a dream home over and over again.

IMAGINATION IS:

30-year transferable warranty makes resale easier

Extra-deep basement, so finishing is simple

GE® appliances with innovative designs and top quality

Category 5e wiring that is easily split into multiple phone lines

Comprehensive water-proofing system keeps basement dry


Everything

Community is



Coming home is all about community. A familiar landscape. A sense of belonging. A place that feels secure. These are the kinds of communities our customers want.

Dominion communities are carefully planned years in advance, from the beautiful front entrances to the neighborhood amenities. In our neighborhoods, you'll find we've created places where people are active, involved, and take pride in their homes, and in their community.

While others try to streamline development, at Dominion Homes, we're efficiently adding value. And customers have responded by joining our community in record numbers.

Community is:

Planned neighborhoods with parks, walking trails, trees, and recreation

Locations that are convenient to shopping and schools

Frames individually custom-constructed on-site

Homeowner and maintenance videos to help with upkeep

Flowguard® Gold corrosion-free pipes for better tasting water


Everything

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading builder of high-quality homes in Central Ohio (primarily the Columbus Metropolitan Statistical Area) and Louisville, Kentucky. In late 2003, we expanded our presence in Kentucky by entering the Lexington market. Our customer-driven focus targets entry-level and move-up home buyers. We offer a variety of homes that are differentiated by price, size, standard features and available options. Our homes range in price from approximately $100,000 to more than $350,000 and in size from approximately 1,000 to 3,500 square feet.

Our net income for 2003 increased 29.9% to a record $31.8 million, or $3.94 per diluted share, from $24.5 million, or $3.28 per diluted share, for 2002. The positive operating results are due in part to the continued development of our entry-level or Independence Series, which we introduced in 2001. In 2003, closings from our Independence Series homes increased to over 30% of our total closings versus approximately 15% in 2002. Our market share in Central Ohio, based on new homes delivered, has increased to 32% in 2003 from 28% in 2002 and the majority of the increase was due to the expansion of the Independence Series.

Also during 2003, the percentage of closings generated by our Louisville, Kentucky division increased from approximately 10% in 2002 to approximately 15% in 2003. We continue to expand our investment in this market and expect to see continued growth.

The weighted average number of diluted shares outstanding during the twelve months ended December 31, 2003 increased 8% to 8,076,174 from 7,457,985 shares during the twelve months ended December 31, 2002 due to the full year impact of our secondary public offering completed in June 2002. On February 10, 2003, we announced that our Board of Directors had authorized the repurchase of up to 250,000 of our common shares. The repurchase plan ended on December 31, 2003. During the first quarter of 2003, we purchased 147,500 common shares at an aggregate purchase price of $1.8 million.

In 2004, we intend to continue our three-point growth strategy, which is to: (1) increase market share in Central Ohio, (2) begin sales in Lexington, Kentucky and expand our overall market share in Kentucky, and (3) review new markets for potential expansion.

Central Ohio is our strongest market providing over 75% of our closings. We expect to add additional communities during 2004 in order to expand this market.

We opened our Louisville, Kentucky operations in 1998 and, while 2003 closing information is not yet available, we believe that we have become the largest single family homebuilder in this market. In late 2003, we expanded into the Lexington, Kentucky market. We expect to begin selling homes in Lexington during the second quarter of 2004 and to have our first closings in the fourth quarter of 2004. As with our other markets, our goal is to become the dominant homebuilder in Lexington, Kentucky.

In evaluating potential new markets, we look for a market that has many of the following characteristics: (1) a potential for economies of scale, (2) a highly fragmented homebuilder market, (3) a relatively stable and diverse economy, (4) demographics similar to our current markets, and (5) compatibility with our existing product offerings.

Effective December 3, 2003, we expanded and extended our unsecured credit facility. The facility was expanded from $175 million to $250 million and the maturity date was extended through May 2007. We intend to use this expanded credit facility to fund our growth.

The year 2004 will be a transition year for Dominion Homes. During 2003, the Company sold out of several of its communities faster than anticipated due to strong demand for our products combined with an attractive interest rate environment. During 2003, we also experienced delays in the development of replacement communities due to municipalities becoming more restrictive. As a result, the number of communities at December 31, 2003 in which we were actively selling homes was comparable to the number at December 31, 2002. Through expansion into Lexington, Kentucky and the development of new communities in Central Ohio and Louisville, Kentucky, we expect to increase our number of new communities by up to 35% by the end of 2004. Barring a significant change in market conditions we anticipate a marginal increase in earnings in 2004 and a significant increase in year end backlog, which we expect will put the Company in a position for strong earnings growth in 2005.

Business Risks

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). This Annual Report on Form 10-K contains various "forward–looking statements" within the meaning of the PSLRA and other applicable securities laws. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "believe," "intend," "expect," "hope" or similar words. These statements discuss future expectations, contain projections regarding future developments, operations or financial conditions, or state other forward-looking information. These forward-looking statements involve various important risks, uncertainties and other factors which could cause our actual results for 2004 and beyond to differ materially from those expressed in the forward-looking statements. Included among such important risks, uncertainties and other factors are the following:

We are particularly affected by changes in national and local economic, business and other conditions. Our financial position and results from operations are affected by changes and cycles in national and local economic, business and other conditions, most of which are beyond our control. These conditions include:

- short and long term interest rates;
- changes in governmental regulations;
- employment levels;
- availability and affordability of mortgage financing for home buyers;
- availability and cost of building lots;
- availability and cost of materials and labor;
- fluctuating lumber prices and shortages;
- adverse weather conditions and natural disasters;
- consumer confidence and housing demand;
- competitive overbuilding;
- changing demographics;
- cost overruns;
- changes in tax laws;
- changes in local government fees; and
- availability and cost of rental property and resale prices of existing homes.

In addition, domestic terrorist attacks and the threat or the involvement of the United States in international armed conflict may also adversely affect general economic conditions, consumer confidence and the homebuilding markets.

Interest rate increases or changes in Federal lending programs could adversely affect sales of our homes. Virtually all purchasers of our homes finance their purchase through third party lenders who offer conventional, FHA and VA mortgage financing. A material increase in mortgage interest rates or unfavorable changes to these lending programs would adversely affect the ability of prospective home buyers, particularly our targeted entry-level home buyers, to obtain mortgage financing. We also depend upon the availability and cost of mortgage financing for buyers of the current homes owned by potential purchasers of our homes. Prior to purchasing our homes, some of our home buyers must sell their current homes, and these sales depend on the availability and cost of mortgage financing. In addition, because the majority of our home buyers use FHA mortgage financing, a material reduction in the scope or funding of FHA mortgage programs could have a material adverse effect on our sales.

In particular, a substantial number of our home buyers use down payment assistance programs, which allow home buyers to receive gift funds from non-profit corporations to be used as a down payment. At one time, HUD proposed rules which would have prohibited the use of gift fund programs in conjunction with FHA-insured mortgage loans. HUD subsequently withdrew these proposed rules, but has continued to increase its regulation of gift fund programs. If HUD were to prohibit or make materially unfavorable changes to the use of gift fund programs, we would expect to offer, as we have in the past, a different type of down payment program. There can be no assurance, however, that any such replacement program would be as attractive to home buyers as the programs offered today and that our sales would not suffer.

Our business is subject to substantial government regulation which could cause delays, increase costs, and restrict or prohibit homebuilding activity in certain regions. We are subject to substantial local, state and Federal requirements concerning zoning, resource protection, building design and construction, and similar matters. These requirements include local regulations, which impose restrictive zoning and density requirements to limit the number of homes that can eventually be built within the boundaries of a particular location. Particularly in the case of local political subdivisions, anti-growth sentiments can lead to ballot measures that can interfere with or impede our ability to develop land or build homes. Candidates for local office who favor restrictions on growth and development are being elected with greater frequency in certain communities in which the Company conducts business. Restrictive measures can also affect construction activities, including construction materials, which must be used in home construction, as well as sales activities and other dealings with home buyers. We also must obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Obtaining acceptable zoning and overcoming objections of neighborhood groups and citizen activists is becoming more difficult, time consuming and expensive. There can be no assurance that these issues will not adversely affect the Company in the future.

We also are subject to a variety of local, state and Federal requirements concerning the protection of health and the environment. The particular environmental laws, which apply to any given project, vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays and cause us to incur substantial compliance costs, including substantial expenditures for pollution and water quality control. These laws may prohibit or severely restrict development in certain environmentally sensitive regions. In an effort to avoid major environmental issues in our developments, we have a general practice of requiring environmental reports from qualified, independent professionals and resolution of identified environmental issues prior to purchasing land. However, there is no assurance that we will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land we have acquired.

Building moratoria may result in periodic delays or may preclude us from developing certain projects. These moratoria generally result from insufficient water supplies or sewer facilities, delays in utility hookups, inadequate road capacity, environmental concerns, school system overcrowding or financial difficulties, or anti-growth sentiment within a specific market area or community. Time-limited moratoria or restrictions on zoning changes, building permit issuance and extensions of utilities in certain areas have been adopted by several communities in which the Company develops land and builds homes, and similar restrictive measures have been considered by other communities in which the Company conducts business. These moratoria can occur before or after we start our operations and without notice or recourse.

Our success depends on the availability of undeveloped land that is suitable for our development. We currently are the developer in approximately 90% of the communities in which we are building homes. Therefore, our short and long-term financial success depends and will continue to depend on our ability to acquire land, adjust our strategy for purchasing land, address changing market conditions and develop communities successfully. We commit substantial financial and managerial resources to acquire land and develop the streets, utility services and other infrastructure before any revenue is generated from the community. We may acquire and develop land upon which we cannot, or choose not to, build or sell homes. The market value of undeveloped land and building lots fluctuates. We also build some homes before we obtain non-cancelable sale contracts for those homes. We may have to hold these unsold inventory homes for an indefinite time prior to a sale. In addition, because market prices fluctuate, we may have to sell inventory homes at a loss.

Adverse weather conditions may prevent or delay the construction of homes and reduce the number of home sales. Poor weather conditions can hinder our construction and development activities, and thereby increase the cost of constructing our homes and delay the closing of our homes and our recognition of revenue from such closings. In addition, in cases of prolonged severe weather, potential home buyers may delay or forgo the purchase of a home.

Delays in construction of our homes could cause mortgage commitments to expire. Delays in the construction of a home could cause the mortgage commitment to expire and could require us, if mortgage interest rates have increased, to pay significant amounts to the mortgage lender to extend the original mortgage interest rates.

We are significantly leveraged and depend on the availability of financing. We incur significant up-front expenditures for land acquisition, development and construction costs. We have traditionally financed these costs with bank borrowings, internally-generated funds and joint venture arrangements. Although we have not in recent years experienced problems in obtaining financing, we cannot be sure that continued financing will be available to us in the future, or that any financing available to us will be on favorable terms. Our ability to make payments of principal or interest on, or to refinance our indebtedness, will depend on our future operating performance and successful execution of our business strategy.

We operate in a limited number of geographic areas. Our operations include Central Ohio and Louisville, Kentucky, and we have recently entered the Lexington, Kentucky market. Our lack of geographic diversity means that adverse general economic or weather conditions in one or more of these markets could have a material adverse impact on our operations.

Our expansion strategies may adversely effect our operations. We continually evaluate opportunities to expand into new markets, whether through acquisitions or start-up operations. Any expansion strategy involves many risks. New markets may prove to be less stable than our current markets and may result in delays, problems and expenses not typically encountered in our current markets. Regulations in various states may prohibit or impede us from using some of our community development strategies, such as those utilized with the Independence Series, that require condominium or other high density housing. We may fail to identify suitable acquisition candidates or complete acquisitions on acceptable terms. The magnitude, timing and nature of acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, financial resources and skilled employees to manage the acquired companies, the negotiation of acceptable terms, and general economic and business conditions. The likelihood of our success in establishing start-up operations also depends on similar factors, including identification of suitable start-up markets, availability of financial resources and skilled employees and subcontractors, and general economic and business conditions. In addition, start-up operations may require significant lead-time before they generate sufficient revenues to be profitable. Expansion through acquisitions or start-up operations will require substantial attention from our management team. The diversion of management's attention, as well as any other difficulties that may be encountered in the transition and integration process, could have a material adverse effect on our operations.

Our new product offerings may not be attractive to customers. We continue to introduce new home designs and new community concepts as part of our product offerings. There are significant risks that we may not accurately predict the tastes or preferences of potential home buyers. A failure to predict these tastes or preferences could have a material adverse effect on our sales.

The loss of certain key personnel could adversely effect our operations. We have several key executive officers, the loss or prolonged absence of whom could have an adverse effect on our operations. In particular, the loss of the services or prolonged absence of Douglas Borror, our Chairman and Chief Executive Officer, or Jon Donnell, our President and Chief Operating Officer, could have a material adverse effect on our operations. Our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel, of which there can be no assurance.

Our operating results vary on a quarterly basis. Our business is significantly affected by changes in economic cycles, and our revenues and earnings vary with the level of general economic activity in the markets where we build homes. We historically have experienced, and expect to continue to experience, variability in revenues and reported earnings on a quarterly basis. A significant percentage of our sales contracts are executed during the first and second quarters of the year. Closing on a home occurs approximately three to six months after the date of the sales contract but, with weather and other delays, may take longer. We do not recognize any revenue on the sale of a home until the closing occurs. As a result, we historically have experienced higher closings and revenues during the second half of the year.

We are subject to warranty claims arising in the ordinary course of business that could be costly. As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. We provide warranties on our homes for periods as long as thirty years. In the event that we experience greater warranty claims than we anticipate, we could incur significant expenses which could affect future earnings.

Litigation related to construction defects could adversely affect our business. Litigation related to construction defects has increased significantly in recent years. The homebuilding industry has experienced both an increase in the number of individual claims for construction defects as well as increased costs of insuring against such claims.

Our financial results are subject to inflation and other cost increases. We are not always able to reflect all cost increases in the prices of our homes because competitive pressures and other factors sometimes require us to maintain or discount those prices. While we attempt to maintain costs with subcontractors from the date a sales contract with a customer is accepted until the date construction is completed, we may incur unanticipated costs which cannot be passed on to the customer.

Material or labor shortages can adversely affect our business. During periods of increased construction activity, the homebuilding industry has faced shortages in the availability of skilled labor. Waiting for skilled labor to become available may result in construction delays. The use of less skilled labor to satisfy a skilled labor shortage may cause quality standards to suffer. Increases in the demand for skilled labor also can result in increases in the cost of skilled labor. The principal raw materials used in the homebuilding industry are lumber, brick and concrete as well as plumbing and electrical supplies. While these materials are generally available from a variety of sources, they are subject to periodic price fluctuations. In particular, the homebuilding industry has experienced occasional lumber shortages which produced significant price increases. Because we may not be able to pass on to our customers price increases in raw materials or labor, future price increases in these items could have a material adverse effect on our operating margins and earnings.

The homebuilding industry is highly competitive. We compete in each of our geographic markets with national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition and sales resources than we do. We compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We also compete with the resale market for existing homes, which some home buyers may prefer over new homes. Additionally, there are many other national and regional homebuilders, many of which have greater financial, marketing, land acquisition and sales resources than we do, that do not currently have a significant presence in our current markets. A concerted effort by these homebuilders to enter or expand their current operations in our markets could have a material adverse effect on our sales.

Covenants in our bank credit facility restrict our ability to engage in certain activities. Our bank credit facility imposes restrictions on our operations and activities. Some of the more significant restrictions limit:

- the amount we may borrow under the bank credit facility based upon borrowing base limitations;
- maintenance of interest coverage, net worth and leverage ratios;

- the amount of our uncommitted land holdings and unzoned land purchases;
- the amount that we may borrow outside of the bank credit facility and the amount of contingent obligations that we can assume;
- the amount we may invest in homebuilding operations in markets other than Central Ohio or Kentucky;
- speculative and model home inventory;
- leases; and
- the payment of dividends.

Application of critical accounting policies requires management to make certain estimates and assumptions that may impact our future financial results. In preparing our financial statements, management is required to make certain estimates and assumptions that affect the annual and quarterly reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. Our actual results could be different from these estimates and assumptions. Some of our more critical accounting policies include:

- reserves to reduce our real estate inventories to net realizable values;
- estimates for construction costs for homes closed;
- reserves for the estimated warranty cost of homes;
- estimates of the costs to complete land development;
- estimates of the annualized capitalization rate for indirect overhead and other expenses;
- estimates of self-insured worker's compensation claims; and
- estimates of the annual effective tax rate in interim periods.

Seasonality and Variability in Quarterly Results

We experience significant seasonality and quarter-to-quarter variability in our homebuilding activity. Typically, closings and related revenues increase in the second half of the year. We believe this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter. Weather conditions can also accelerate or delay the scheduling of closings.

The following table sets forth certain data for each of our last eight quarters:

Three Months Ended	Revenues (in thousands)	Sales Contracts[1] (in units)	Closings (in units)	Backlog At Period End (in units)
Mar. 31, 2002	$ 98,378	717	518	1,231
June 30, 2002	$ 133,162	625	702	1,154
Sept. 30, 2002	$ 139,360	605	724	1,035
Dec. 31, 2002	$ 120,806	630	647	1,018
Mar. 31, 2003	$ 103,985	863	569	1,312
June 30, 2003	$ 139,974	904	764	1,452
Sept. 30, 2003	$ 153,188	718	844	1,326
Dec. 31, 2003	$ 166,317	586	893	1,019

[1] *Net of cancellations.*

At December 31, 2003, the aggregate sales value of homes in backlog was $198.9 million compared to $194.2 million at December 31, 2002. At December 31, 2003, the average sales price of homes in backlog was $195,231 compared to $190,743 at December 31, 2002.

Results of Operations

The following table sets forth, for the periods indicated, certain items from our Consolidated Statements of Operations expressed as percentages of total revenues, as well as certain operating data:

	Year Ended December 31,		
Consolidated Statements of Operations Data	**2003**	**2002**	**2001**
Revenues	100.0%	100.0%	100.0%
Cost of real estate sold	76.0	76.6	77.2
Gross profit	24.0	23.4	22.8
Selling, general and administrative	13.2	13.1	13.3
Income from operations	10.8	10.3	9.5
Interest expense	1.4	1.8	2.9
Income before income taxes	9.4	8.5	6.6
Provision for income taxes	3.8	3.5	2.8
Net income	5.6%	5.0%	3.8%
Operating Data (unaudited)			
Homes:			
Sales contracts, net of cancellations	3,071	2,577	2,309
Closings	3,070	2,591	2,054
Backlog at period end	1,019	1,018	1,032
Average sales price of homes closed during the period (in thousands)	$ 180	$ 185	$ 189
Average sales price of homes in backlog at period end (in thousands)	$ 195	$ 191	$ 195
Aggregate sales value of homes in backlog at period end (in thousands)	$ 198,940	$ 194,176	$ 201,211

We include a home in "sales contracts" when a home buyer signs our standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing or for the sale of an existing home, or both. We recognize revenue and cost of real estate sold at the time of closing. "Closings" or "deliveries" occur when we deliver the deed to the home buyer and we receive payment for the home. We include a home in "backlog" when a home buyer signs our standard sales contract, but the closing has not occurred as of the end of the period.

Homes included in "sales contracts" in the foregoing table are net of cancellations. Most cancellations occur when home buyers cannot qualify for financing. While most cancellations occur prior to the start of construction, some cancellations occur during the construction process. The cancellation rates for homes in backlog as of December 31, 2002, 2001, and 2000 were 17.4%, 11.6%, and 15.3%, respectively.

We annually incur a substantial amount of indirect construction costs, which are essentially fixed in nature. For purposes of quarterly financial reporting, we capitalize these costs to real estate inventories based on the ratio of estimated annual indirect costs to direct construction costs to be incurred. Thus, variations in construction activity cause fluctuations in interim and annual gross profits.

2003 Compared to 2002

Revenues. Our revenues for 2003 increased by 14.6% to $563.5 million from the delivery of 3,070 homes compared to revenues for 2002 of $491.7 million from the delivery of 2,591 homes. This $71.8 million increase in revenues was primarily due to the delivery of 479 more homes. As expected, the average price of homes delivered in 2003 decreased 2.9% or $5,300 to $179,800 from $185,100 in 2002. The lower average price of delivered homes in 2003 was the result of closing a larger percentage of our entry-level series of homes.

Included in revenues are other revenues, consisting principally of fees from the Company's mortgage financing services subsidiary. During 2003, these other revenues increased 2.6% to $11.9 million from $11.6

million for 2002. We expect that the changes we are making in our mortgage financing services subsidiary will increase these other revenues in the future.

Gross Profit. Our gross profit for 2003 increased by 17.4% to $135.0 million from $115.0 million for 2002. The primary reason for the 2003 increase in gross profit was the larger number of homes delivered during 2003.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses for 2003 increased by 14.7% to $74.0 million from $64.5 million for 2002. The primary reasons for the increase in selling, general and administrative expenses for 2003 were higher variable costs associated with delivering more homes. These higher variable costs included variable incentive compensation, sales commissions, advertising expenses and administrative expenses related to the mortgage financing services subsidiary.

Interest Expense. Our interest expense for 2003 decreased by 8.9% to $7.9 million from $8.7 million for 2002, as a result of a lower average borrowing rate. The average revolving line of credit borrowings outstanding were $112.5 million and $117.4 million for 2003 and 2002, respectively. The weighted average rate of interest under the revolving line of credit was 5.9% for 2003 compared to 6.2% for 2002.

Provision for Income Taxes. Our income tax expense for 2003 increased to $21.2 million from $17.3 million for 2002. The Company's annual effective tax rate decreased to 40.0% for 2003, from 41.4% for 2002 due to implementation of various tax planning strategies.

2002 Compared to 2001

Revenues. Our revenues for 2002 increased by 24.3% to $491.7 million from the delivery of 2,591 homes compared to revenues for 2001 of $395.7 million from the delivery of 2,054 homes. This $96.0 million increase in revenues was primarily due to the delivery of 537 more homes resulting from an overall improvement in build times in all series of homes. Included in the 2,054 homes delivered in 2001 were 15 homes, with a sales value of $2.2 million that we sold to unaffiliated third parties and leased back for use as model homes and sales offices. We did not sell and leaseback any homes in 2002. As expected, the average price of homes delivered in 2002 decreased 2.1% or $4,000 to $185,100 from $189,100 in 2001. The lower average price of delivered homes in 2002 was the result of closing a larger percentage of our new entry-level series of homes.

Included in revenues are other revenues, consisting principally of fees from the Company's mortgage financing services subsidiary. During 2002, these other revenues increased by 61.1% to $11.6 million from $7.2 million for 2001.

Gross Profit. Our gross profit for 2002 increased by 27.3% to $115.0 million from $90.3 million for 2001. The primary reasons for the 2002 increase in gross profit were the larger number of homes delivered during 2002, the reduced cost associated with mortgage financing contributions due to falling interest rates and increased mortgage financing service fees.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses for 2002 increased by 22.9% to $64.5 million from $52.5 million for 2001. The primary reasons for the increase in selling, general and administrative expenses for 2002 were the higher sales commissions associated with the sale of more homes, payment of higher compensation due to improved profits and general and administrative expenses of our mortgage financing services subsidiary.

Interest Expense. Our interest expense for 2002 decreased by 25.6% to $8.7 million from $11.7 million for 2001, as a result of the reduction of debt from our sale of common shares and a lower average borrowing rate. The average revolving line of credit borrowings outstanding were $117.4 million and $126.4 million for 2002 and 2001, respectively. The weighted average rate of interest under the revolving line of credit was 6.2% for 2002 compared to 7.7% for 2001.

Provision for Income Taxes. Our income tax expense for 2002 increased to $17.3 million from $11.0 million for 2001. The Company's estimated annual effective tax rate decreased to 41.4% for 2002, from 42.1% for 2001.

Liquidity and Capital Resources

Historically, our capital needs have depended on sales volume, asset turnover, land acquisition and inventory levels. Our traditional sources of capital have been internally generated cash, bank borrowings and seller financing. At times, we also have sold our common shares in the public market. We have incurred indebtedness in the past and expect to incur indebtedness in the future to fund our operations and our investment in land. We expect the cash flow from our sales in backlog and funds from our Senior Unsecured Revolving Credit Facility to allow us to meet our short-term cash obligations. The primary reasons that we could require additional capital are an expansion in our existing markets, expansion into new markets, expansion of our mortgage subsidiary, or a purchase of a homebuilding company. We believe that our current borrowing capacity and anticipated cash flows from operations are sufficient to meet our liquidity needs for the foreseeable future.

Sources and Uses of Cash For the Three Year Period Ended December 31, 2003

During 2003, we generated $46.7 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $55.4 million because homes under construction increased by $14.9 million and land and land development and other costs increased by $40.5 million. We invested significantly in land and land development in order to replace communities that had sold out earlier than anticipated, to expand our presence in Louisville, Kentucky and to enter the Lexington, Kentucky market. We used cash from operations together with borrowings under the bank credit facility to finance the increase in real estate inventories.

During 2002, we generated $29.0 million of cash flow from operations before expenditures on real estate inventories. We also raised approximately $27.4 million in cash from the sale of 1,503,900 common shares, and we used this cash to reduce debt under the bank credit facility. Our real estate inventories increased by $33.7 million because homes under construction increased by $10.7 million and land and land development and other costs increased by $23.0 million. We used cash from operations together with borrowings under the bank credit facility to finance the increase in real estate inventories.

During 2001, we generated $27.7 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $43.2 million because homes under construction grew by $25.1 million and land and land development and other costs increased by $18.1 million. We used cash from operations together with borrowings under the bank credit facility to finance the increase in real estate inventories.

Real Estate Inventories

Our real estate inventories at December 31, 2003 increased $63.9 million to $326.8 million compared to $262.9 million at December 31, 2002. Real estate inventories include land and land development costs, homes under construction and other building materials. As of December 31, 2003, land and land development costs increased to $205.5 million from $157.2 million as of December 31, 2002, homes under construction increased to $117.3 million from $102.5 million on December 31, 2002 and other building material inventories increased to $3.9 million from $3.2 million as of December 31, 2002. Our land and land development costs increased principally due to the increased number of sales communities.

We develop approximately 90% of the communities in which we build homes and generally do not purchase land for resale. We attempt to maintain a land inventory that is sufficient to meet our anticipated lot needs for the next three to six years. At December 31, 2003, we owned lots or land that we estimate could be developed into 9,726 lots, including 1,734 lots in Louisville, Kentucky.

At December 31, 2003, we controlled, through option agreements or contingent contracts, land that we estimate could be developed into 11,454 additional lots, including 1,674 lots in Louisville, Kentucky. We hold additional contingent agreements for land that may allow us to develop additional lots that are not included in these totals. However, based on our land review process, we have concluded that it is unlikely that all of the contingencies contained in these other agreements will be satisfied in the near future. Consequently, we did not consider these contingent agreements when estimating the total amount of land or number of lots that we potentially may control. The option agreements that we determined were more than likely to have the contingencies satisfied expire at various dates through 2009. During 2003, we exercised options to purchase lots or unimproved land that could be developed into 5,263 lots, including 1,452 lots in Louisville, Kentucky. We decide whether to exercise any particular option or otherwise acquire additional land based upon our assessment of a number of factors, including our existing land inventory at the time, the status of purchase contingencies and our evaluation of the future demand for our homes.

On December 31, 2003, we had 248 single family inventory homes, including 25 in Louisville, Kentucky, in various stages of construction, representing an aggregate investment of $18.0 million, compared to 164 single family inventory homes, including 17 in Louisville, Kentucky, in various stages of construction, representing an aggregate investment of $14.9 million on December 31, 2002. We do not include inventory homes in sales or backlog.

Contractual Obligations

Notes Payable Banks. On December 3, 2003, we entered into a Second Amended and Restated $250.0 million Senior Unsecured Revolving Credit Facility (the "Facility"). The Facility amends and restates the previous Amended and Restated Credit Agreement dated December 31, 2001. The Facility was amended to increase the amount of the Facility to $250.0 million from $175.0 million and to extend the maturity date to May 31, 2007 from May 31, 2005. Several of the loan restrictions were also changed to reflect our growth and to allow us additional flexibility in our operations. As of December 31, 2003, we were in compliance with the Facility covenants and had $91.4 million available under the Facility, after adjustment for borrowing base limitations. Borrowing availability under the Facility could increase, depending on our use of the proceeds of borrowings under the Facility.

The Facility provides for a variable rate of interest on our borrowings. The variable rate is the three month LIBOR rate plus a margin based on our interest coverage ratio that ranges from 1.75% to 2.5% and is determined quarterly. The margin was 1.75% during 2003. In order to reduce the risks caused by interest rate fluctuations, we have entered into interest rate swap contracts that fix the interest rate on a portion of our borrowings under the Facility. The weighted average interest rates for borrowings under the Facility for the years ended December 31, 2003 and 2002 were 5.9% and 6.2%, respectively. These rates include the cost of our interest rate swaps. Interest rates for 2003 decreased compared to 2002 due to a lower average borrowing rate. Additional information regarding the interest rate swap contracts we have entered into is set forth under the heading "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A below. For a more detailed description of the Facility, including restrictions on our business activities, see Note 7 Note Payable, Banks to the Consolidated Financial Statements included herein.

Seller Financing. We purchased land for development that was partially financed with seller provided term debt that has an outstanding balance of $8.5 million at December 31, 2003.

Capital and Operating Leases. We believe the best use of our Facility is to finance direct investments in our homebuilding operations. Assets that support our homebuilding operations are generally financed through capital and operating lease obligations. These assets include office facilities, model homes, vehicles and equipment. We analyze each lease and determine whether the lease is a capital lease, in which case the asset and related obligation is included on our balance sheet, or an operating lease, in which case the asset and obligation is not included on our balance sheet. We do not retain a residual financial interest in leased assets. Our capital lease obligations were $2.4 million at December 31, 2003. We believe our operating leases are properly classified as off balance sheet transactions. Our minimum rental commitment under such non-cancelable operating leases was $14.8 million at December 31, 2003. For further information on our leases, see Note 9 Operating Lease Commitments and Note 12 Related Party Transactions to the Consolidated Financial Statements included herein.

During 2003, we vacated commercial space that we leased and moved into our new office building. The commercial space had a lease obligation of approximately $300,000 at December 31, 2003. We recognized an expense of $155,000 related to the remaining lease obligation, net of estimated sublease rental income. We also recognized an impairment loss of approximately $440,000 related to the abandonment of leasehold improvements in connection with the termination of these leases.

Land Purchase Commitments. On December 31, 2003, we had non-cancelable obligations to purchase residential lots and unimproved land at an aggregate cost of $1.5 million. We intend to purchase this land over the next year.

The following is a summary of our contractual obligations at December 31, 2003 (in thousands):

		Payments Due by Period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Term obligations:					
Note payable, banks	$ 129,220	$ -	$ -	$ 129,220	$ -
Term debt	8,526	4,143	3,533	850	-
Capital lease obligations	2,432	1,450	949	33	-
Operating leases	14,828	3,153	3,990	2,136	5,549
Land purchase commitments	1,536	1,536	-	-	-
Total contractual cash obligations	$ 156,542	$ 10,282	$ 8,472	$ 132,239	$ 5,549

Off Balance Sheet Arrangements

Performance Bonds and Irrevocable Letters of Credit. We are liable for performance bonds of $42.4 million and irrevocable letters of credit of $5.2 million at December 31, 2003. These instruments were issued to municipalities and other individuals to ensure performance and completion of certain land development activities and as collateral for contingent land purchase commitments. We do not anticipate incurring any liability with respect to these instruments.

Variable Interest Entities. We selectively enter into joint ventures with other homebuilders to own and develop communities. Through the creation of joint venture partnerships and limited liability companies, these joint ventures engage in land development activities for the purpose of developed lot distribution to partners in the entity. These partners in the joint ventures acquire substantially all of the lots developed by the joint ventures and fund the development costs in proportion to their equity interests. We receive our percentage interest in the lots developed in the form of capital distributions. Our equity interest in these joint ventures varies from 33% to 50%. These joint ventures generally do not hold debt securities, except for seller requested financing arrangements upon purchasing the land for the joint ventures. In certain cases, we may be liable under debt commitments within the particular joint venture. As of December 31, 2003, we were party to one joint venture that finances its own development activities. We have guaranteed the obligations under the joint venture's loan agreement up to $1.2 million, representing our one-half interest. At December 31, 2003, the joint venture had $298,000 in loans outstanding and the portion guaranteed by us was $149,000. We have determined that our land development joint ventures do not qualify as variable interest entities that would require consolidation in our financial statements. See Note 6 Land Development Joint Ventures to the Consolidated Financial Statements included herein.

In managing our land inventories, we enter into land option and contingent purchase contracts with third parties to acquire unimproved land and developed lots, which may qualify as variable interest entities. These contracts may be with individual land owners or entities that hold land for sale and generally require us to pay refundable or non-refundable deposits or letters of credit. We have determined that certain of these contracts are with variable interest entities. Our analysis of these entities indicates that we are not the primary beneficiary, as defined in FIN 46R, of the land option contracts or contingent purchase contracts, and, therefore, we do not intend to consolidate any of them in our financial statements. We do not have legal title to the land subject to these contracts and our maximum exposure to loss is limited to option deposits of approximately $3.7 million at December 31, 2003.

We continually evaluate our land option and contingent purchase contracts to purchase unimproved land and developed lots. Cancelable obligations consist of options under which we have the right, but not the obligation, to purchase land and contingent purchase contracts under which our obligation to purchase land is subject to the satisfaction of zoning, utility, environmental, title or other contingencies. On December 31, 2003, we had $112.6 million of cancelable contractual obligations for which we had determined it is reasonably likely that we will execute the land or lot purchase. Our good faith deposits on these contracts were $2.1 million at December 31, 2003. Assuming that the contingencies are actually satisfied and that no other significant obstacles to development arise, we expect to purchase most of the residential lots and unimproved land that are subject to these cancelable contractual obligations. We expect to fund our land acquisition and development obligations from internally generated cash and from the borrowing capacity under our Facility. We are in the process of evaluating an additional $76.9 million of cancelable contractual obligations for which we have not yet determined whether it is reasonably likely that we will execute the land or lot purchase. On December 31, 2003, good faith deposits on these contracts were $1.6 million.

We own a 49.9% interest in an unconsolidated title insurance agency that provides closing services for our homes. Our maximum exposure to loss in this entity is limited to the amount invested, which is approximately $244,000 at December 31, 2003. We have determined that this entity is a variable interest entity requiring consolidation effective in the first quarter of 2004. We do not expect the consolidation to have a significant impact on our consolidated financial position or results of operations.

In 1997, we entered into an agreement with an unaffiliated third party to sell and lease back certain model homes. At December 31, 2003, we had eleven model homes subject to month-to-month leases under this agreement. We have determined that these leases are not with a variable interest entity and rental obligations are properly classified as operating leases in our schedule of contractual obligations.

During 2003, we built an office building that was sold to BRC on October 31, 2003 and leased back for a term of fifteen years. We have no residual financial interest in properties leased from BRC. We analyzed this transaction and other leasing arrangements with BRC and determined that BRC was not a variable interest entity requiring consolidation in our financial statements.

The following is a summary of our commercial commitments under off balance sheet arrangements at December 31, 2003 (in thousands):

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Other commercial commitments:					
Letters of credit	$ 5,225	$ 5,093	$ 132	$ -	$ -
Performance bonds	42,388	19,557	22,646	107	78
Guarantees	149	149	-	-	-
Cancelable land contracts	112,568	91,363	13,859	7,346	
Total commercial commitments	$ 160,330	$ 116,162	$ 36,367	$ 7,453	$ 78

Inflation and Other Cost Increases

We are not always able to reflect all of our cost increases in the prices of our homes because competitive pressures and other factors sometimes require us to maintain or discount those prices. While we attempt to maintain costs with subcontractors from the date a sales contract with a customer is accepted until the date construction is completed, we may incur unanticipated costs which cannot be passed on to the customer. For example, delays in construction of a home can cause the mortgage commitment to expire and can require us, if mortgage interest rates have increased, to pay significant amounts to the mortgage lender to extend the original mortgage interest rate. In addition, during periods of high construction activities, we may incur additional costs to obtain subcontractors when certain trades are not readily available, which additional costs can result in lower gross profits. Periods of rapid price increases can result in lower gross profits.

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities —an interpretation of ARB No. 51. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify a variable interest entity and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

In December 2003, the FASB issued FASB Interpretation No. 46R ("FIN 46R"), which supercedes FIN 46. FIN 46R must be adopted no later than the end of the first interim or annual reporting period ending after March 15, 2004, for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

We have evaluated our interests in land development joint ventures, land option contracts, sale and leaseback arrangements and Alliance Title Agency, Ltd. ("Alliance") for possible variable interests acquired before February 1, 2003. Alliance provides title insurance for most of our home closings in Ohio and is an Ohio limited liability company of which we own 49.9%, the maximum allowable under Ohio law. Based on our evaluation, we anticipate that we will consolidate Alliance for the purposes of FIN 46R effective in the first quarter of 2004, but that we will not consolidate the land development joint ventures or entities with which we have land option contracts. Sale and leaseback arrangements are not with variable interest entities and therefore are appropriately accounted for as operating leases. We have determined that we are not the primary beneficiary, as defined in FIN 46R, of the land option contracts, and therefore have not consolidated any of our option contracts entered into after January 31, 2003. Consolidation of Alliance is not expected to have a significant impact on our consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 generally requires that an issuer classify a financial instrument that is within its scope as a liability. SFAS No. 150 applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type of financial instrument subject to SFAS No. 150 includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type of financial instrument subject to SFAS No. 150 is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. We do not currently have any financial instruments within the scope of SFAS No. 150.

On November 7, 2003, the FASB issued FASB Staff Position No. FAS 150-3 "FSP 150-3", Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FAS 150. FSP 150-3 defers the measurement provisions of FAS 150 for mandatorily redeemable noncontrolling interests created on or before November 5, 2003 for an indefinite period.

Critical Accounting Policies

The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, including the related Notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to real estate inventories, warranty obligations, and construction costs for homes closed. We base these estimates on historical trends and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- Reserves to reduce our real estate inventories to net realizable value are recorded using several factors, including management's plans for future operations, recent operating results and projected cash flows. These projected cash flows reflect assumptions related to expected future demand and market conditions. The adequacy of our reserves could be materially affected by changes in market conditions.

- Estimates for construction costs for homes closed are recorded in the period when the related home is closed. These estimates are based on detailed budgets for each home and historical experience and trends. If actual costs change, significant variances may be encountered.

- Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends in actual warranty costs. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

- Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each community and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

- Estimates for capitalized overhead and interest costs are recorded in real estate inventories for interim financial reporting purposes. Annualized capitalization rates for indirect overhead and interest are determined by estimating the total current year projected development costs, indirect construction costs, interest, closings and ending inventory. If actual costs, closings or inventory levels change, significant variances to quarterly results may be encountered.

- Self-insurance accruals are made for certain claims associated with workers' compensation and medical benefits. These accruals include estimates that may be based on assumptions about historical loss development factors and actual benefit costs. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated amounts.

- We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. We use an estimate of the annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end. If circumstances change, our estimated annual effective tax rate could change, creating variances in quarterly results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2003, we were a party to nine interest rate swap contracts with an aggregate notional amount of $110 million, as reflected in the table below. We enter into swap contracts to minimize earnings fluctuations caused by interest rate volatility associated with our variable rate debt. The swap contracts allow us to have variable rate borrowings and to select the level of fixed rate debt for the Company as a whole. Under the swap contracts, we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate amounts calculated by reference to an agreed notional amount. Our intention is to maintain approximately 50% of our debt on a fixed interest rate basis. At any time, this percentage may be more or less depending on specific circumstances. At December 31, 2003, our level of fixed rate debt under the Facility, after considering the effect of the interest rate swaps, was 85%. In early 2004, $30 million of interest rate swaps matured and our outstanding borrowings increased, primarily due to the purchases of land for development. The combination of these two events caused our level of fixed rate debt to return to the 50% range. We do not enter into derivative financial instrument transactions for speculative purposes. The swap contracts are more fully described below:

Notional Amount	Start Date	Maturity Date	Fixed Rate
$20 million	Dec. 14, 2000	Jan. 12, 2004	5.98%
$20 million	Jan. 12, 2001	Jan. 12, 2005	5.58%
$10 million	Mar. 8, 2001	Mar. 8, 2004	5.16%
$10 million	Sept. 12, 2001	Sept. 12, 2004	4.54%
$10 million	Oct. 23, 2002	Oct. 4, 2005	3.16%
$10 million	May 9, 2003	April 3, 2008	3.01%
$10 million	May 9, 2003	May 3, 2008	3.04%
$10 million	Oct. 24, 2003	Oct. 2, 2006	2.85%
$10 million	Oct. 24, 2003	Jan. 2, 2007	2.87%

The following table presents descriptions of the financial instruments and derivative instruments that we held at December 31, 2003. For the liabilities, the table presents principal calendar year cash flows that exist by maturity date and the related average interest rate. For the interest rate derivatives, the table presents the notional amounts and expected interest rates that exist by contractual dates. Interest on our variable rate liabilities is LIBOR plus a variable margin ranging from 1.75% to 2.50%. Cash flows for interest on $110 million of the variable rate liabilities subject to interest rate derivatives is the contractual average pay rate plus the variable margin (1.75% at December 31, 2003). The notional amount is used to calculate the contractual payments to be exchanged under the contract. The fair value of the variable rate liabilities at December 31, 2003 and 2002 was $129.2 million and $111.0 million, respectively. The fair value of the derivatives at December 31, 2003 was a liability of $1.9 million and at December 31, 2002 a liability of $4.2 million. We do not expect a loss to be realized because we expect to retain the swap contracts to maturity. All dollar amounts are in thousands.

					Total	
	2004	2005	2006	2007	2003	2002
Liabilities						
Variable rate				$ 129,220	$ 129,220	$ 111,070
Average interest rate				5.91%	5.91%	6.18%
Interest Rate Derivatives						
Notional amount	$ 70,000	$ 40,000	$ 30,000	$ 20,000	$ 110,000	$ 80,000
Average pay rate	3.42%	2.94%	2.97%	3.03%	4.02%	5.06%
Average receive rate	1.22%	1.21%	1.22%	1.25%	1.23%	1.82%

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Independent Auditors' Report of PricewaterhouseCoopers LLP and the Consolidated Financial Statements of the Company as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, follow.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common shares are traded on the NASDAQ National Market under the symbol "DHOM." The following table sets forth, for the periods indicated, the high and low closing prices for our common shares, as reported by the NASDAQ National Market.

	Sales Prices	
Calendar Year Ending December 31, 2004	**High**	**Low**
First Quarter (Through March 12, 2004)	$ 39.34	$ 28.01
Calendar Year Ending December 31, 2003	**High**	**Low**
First Quarter	$ 15.00	$ 11.49
Second Quarter	$ 25.60	$ 13.75
Third Quarter	$ 28.75	$ 21.42
Fourth Quarter	$ 34.80	$ 26.99
Calendar Year Ending December 31, 2002	**High**	**Low**
First Quarter	$ 19.35	$ 15.01
Second Quarter	$ 25.95	$ 17.64
Third Quarter	$ 21.46	$ 15.50
Fourth Quarter	$ 16.73	$ 12.89

On March 12, 2004, the last sale price of our common shares, as reported by the NASDAQ National Market, was $36.38 per share, and there were approximately 220 holders of record of our common shares.

We have never paid any cash dividends on our common shares. From time to time, our Board of Directors evaluates the desirability of paying cash dividends. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, applicable loan covenants and other factors deemed relevant by our Board of Directors. The provisions of our existing bank credit facility limit the amount of cash dividends that we may pay during any calendar year to 50% of net income after taxes for such year.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders
of Dominion Homes, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dominion Homes, Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
January 24, 2004

DOMINION HOMES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year ended December 31,		
	2003	2002	2001
Revenues	$ 563,464	$ 491,706	$ 395,701
Cost of real estate sold	428,508	376,753	305,430
Gross profit	134,956	114,953	90,271
Selling, general and administrative	74,006	64,492	52,491
Income from operations	60,950	50,461	37,780
Interest expense	7,903	8,675	11,667
Income before income taxes	53,047	41,786	26,113
Provision for income taxes	21,229	17,291	10,987
Net income	$ 31,818	$ 24,495	$ 15,126
Earnings per share			
Basic	$ 4.01	$ 3.36	$ 2.38
Diluted	$ 3.94	$ 3.28	$ 2.30
Weighted average shares outstanding			
Basic	7,931,600	7,282,900	6,351,343
Diluted	8,076,174	7,457,985	6,575,026

The accompanying notes are an integral part of the Consolidated Financial Statements.

DOMINION HOMES, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

	December 31,	
	2003	**2002**
Assets		
Cash and cash equivalents	$ 5,025	$ 4,121
Accounts receivable		
Trade	217	283
Due from financial institutions for residential closings	2,316	2,714
Real estate inventories		
Land and land development costs	205,543	157,165
Homes under construction	117,319	102,450
Other	3,947	3,240
Total real estate inventories	326,809	262,855
Prepaid expenses and other	7,220	3,404
Deferred income taxes	5,781	6,901
Property and equipment, at cost	18,538	16,617
Less accumulated depreciation	(9,764)	(9,158)
Total property and equipment	8,774	7,459
Total assets	$ 356,142	$ 287,737

Liabilities and Shareholders' Equity		
Accounts payable	$ 17,765	$ 7,231
Deposits on homes under contract	2,034	2,314
Accrued liabilities	30,104	29,726
Note payable, banks	129,220	111,070
Term debt	10,958	4,415
Total liabilities	190,081	154,756
Commitments and contingencies		
Shareholders' equity		
Common shares, without stated value, 12,000,000 shares authorized, 8,430,761 shares issued and 8,211,250 shares outstanding on December 31, 2003 and 8,273,211 shares issued and 8,202,691 shares outstanding on December 31, 2002	66,890	61,799
Deferred compensation	(5,107)	(1,784)
Retained earnings	108,264	76,446
Accumulated other comprehensive loss	(1,132)	(2,460)
Treasury stock, at cost (219,511 and 70,520 shares at December 31, 2003 and 2002, respectively)	(2,854)	(1,020)
Total shareholders' equity	166,061	132,981
Total liabilities and shareholders' equity	$ 356,142	$ 287,737

The accompanying notes are an integral part of the Consolidated Financial Statements.

DOMINION HOMES, INC.
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

(In thousands)

	Common Shares	Deferred Compensation Liability	Deferred Compensation Trust Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2000	$ 31,611	$ 928	$ (1,304)	$ 36,825		$ (172)	$ 67,888
Cumulative effect of							
adopting accounting principle					$ 94		94
Balance, January 1, 2001, as adjusted	31,611	928	(1,304)	36,825	94	(172)	67,982
Net income				15,126			15,126
Unrealized hedging loss, net							
of deferred taxes of $1,255					(1,824)		(1,824)
Comprehensive income							13,302
Shares awarded and redeemed	239	(308)					(69)
Shares distributed from Trust							
for deferred compensation		(138)	138				
Deferred compensation		352					352
Balance, December 31, 2001	31,850	834	(1,166)	51,951	(1,730)	(172)	81,567
Net income				24,495			24,495
Unrealized hedging loss, net							
of deferred taxes of $511					(730)		(730)
Comprehensive income							23,765
Shares awarded and redeemed	2,598	(1,631)				(848)	119
Issuance of common shares	27,351						27,351
Shares distributed from Trust							
for deferred compensation		(326)	326				
Deferred compensation		484	(305)				179
Balance, December 31, 2002	61,799	(639)	(1,145)	76,446	(2,460)	(1,020)	132,981
Net income				31,818			31,818
Unrealized hedging gain, net							
of deferred taxes of ($995)					1,328		1,328
Comprehensive income							33,146
Shares awarded and redeemed	5,091	(4,604)					487
Shares repurchased						(1,834)	(1,834)
Shares distributed from Trust							
for deferred compensation		(115)	115				
Deferred compensation		1,485	(204)				1,281
Balance, December 31, 2003	$ 66,890	$ (3,873)	$ (1,234)	$ 108,264	$ (1,132)	$ (2,854)	$166,061

The accompanying notes are an integral part of the Consolidated Financial Statements.

DOMINION HOMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net income	$ 31,818	$ 24,495	$ 15,126
Adjustments to reconcile net income to			
cash used in operating activities:			
Depreciation and amortization	4,271	3,645	2,514
Reserve for real estate inventories	480	1,797	1,378
Issuance of common shares for compensation	59	30	26
Deferred income taxes	125	(525)	(1,643)
Changes in assets and liabilities:			
Accounts receivable	464	(115)	(1,856)
Real estate inventories	(55,365)	(33,697)	(43,178)
Prepaid expenses and other	(3,513)	520	318
Accounts payable	10,534	(2,252)	3,675
Deposits on homes under contract	(280)	(370)	880
Accrued liabilities	2,769	1,773	7,263
Net cash used in operating activities	(8,638)	(4,699)	(15,497)
Cash flows from investing activities:			
Purchase of property and equipment	(8,358)	(861)	(1,879)
Proceeds from sale of property	4,521	-	-
Net cash used in investing activities	(3,837)	(861)	(1,879)
Cash flows from financing activities:			
Payments on note payable, banks	(465,793)	(420,602)	(334,016)
Proceeds from note payable, banks	483,943	400,161	359,826
Payments on term debt	(1,163)	(1,341)	(4,254)
Payment of deferred financing fees	(839)	(713)	(271)
Payments on capital lease obligations	(1,363)	(883)	(301)
Proceeds from issuance of common shares	428	27,440	77
Common shares repurchased	(1,834)	-	(172)
Net cash provided by financing activities	13,379	4,062	20,889
Net change in cash and cash equivalents	904	(1,498)	3,513
Cash and cash equivalents, beginning of year	4,121	5,619	2,106
Cash and cash equivalents, end of year	$ 5,025	$ 4,121	$ 5,619

Supplemental disclosures of cash flow information:			
Interest paid (net of amounts capitalized)	$ 3,034	$ 5,602	$ 2,173
Income taxes paid	$ 21,942	$ 16,685	$ 11,435

Supplemental disclosures of non-cash activities:			
Land acquired with seller financing	$ 9,069	$ 931	$ 3,750
Capital lease obligations	$ -	$ 3,350	$ 60

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. Business Operations and Basis of Presentation:

Dominion Homes, Inc. (the "Company") is a homebuilder with operations in Central Ohio, Louisville and Lexington, Kentucky. The Company was incorporated in October 1993 in anticipation of its initial public offering of common shares in March 1994. Prior to the initial public offering, the homebuilding operations were part of BRC Properties Inc. ("BRC"), formerly known as Borror Realty Company. BRC was incorporated in 1946 and started building homes in 1976. Donald Borror, the Company's Chairman Emeritus of the Board, traces his homebuilding experience to the first home he built in 1952. BRC owned 3,908,424 common shares of the Company, or 47.6% of its outstanding common shares, at December 31, 2003.

On November 16, 1999, Dominion Homes, Inc. formed Dominion Homes Financial Services, Ltd. ("DHFS") to provide mortgage-financing services, primarily to its customers. DHFS became operational in second quarter 2000 and by the end of 2000 provided mortgage-financing services to most of the Company's customers. On December 30, 1999, the Company formed Dominion Homes of Kentucky, Ltd. ("DHK") to own and operate the Company's homebuilding operations in Kentucky. In 2002, the Company created Dominion Homes Structural Warranty Company ("DHSW") to insure its exposures to structural warranty commitments. DHFS is an Ohio limited liability company, DHK is a Kentucky limited partnership, and DHSW is an Ohio limited liability company. Each of these entities is wholly owned by the Company. The accompanying Consolidated Financial Statements include the accounts of the Company, DHFS, DHK, and DHSW. Inter-company transactions are eliminated in consolidation.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Included in cash and cash equivalents is approximately $1,200,000 which is required to be maintained under laws governing the operation of DHSW.

Real Estate Inventories: Real estate inventories are recorded at cost. Land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision. As each development phase is completed, land development costs, including capitalized interest and real estate taxes, are then allocated to individual lots. Homes under construction include land development costs, construction costs, capitalized interest and indirect costs related to development and construction activities. Indirect costs that do not relate to development and construction activities, including general and administrative expenses, are charged to expense as incurred. Other inventories consist primarily of lumber and building supplies.

Management evaluates the recoverability of its real estate inventories using several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company recognized an impairment loss of approximately $480,000, $1,797,000 and $1,378,000 on real estate inventories for the years ended December 31, 2003, 2002 and 2001, respectively.

Property and Equipment: Depreciation and amortization are recognized on the straight-line method at rates adequate to amortize costs over the estimated useful lives of the applicable assets. The estimated useful lives of the assets range from three to forty years. Property and equipment includes assets subject to capital leases with a cost of $5,430,000 at December 31, 2003 and December 31, 2002 and accumulated amortization of $4,074,000 and $3,108,000 at December 31, 2003 and 2002, respectively. Depreciation and amortization expense was $2,522,000, $2,946,000, and $1,591,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Maintenance, repairs and minor renewals are charged to expense as incurred while major renewals and betterments are capitalized and amortized. The asset cost and accumulated depreciation for assets sold or retired is removed, and any resulting gain or loss is reflected in operations.

The Company assesses the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable from its future undiscounted cash flows. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. In 2003, the Company recognized an impairment loss of approximately $440,000 related to the abandonment of leasehold improvements in connection with the termination of leases.

Earnings Per Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per common share computations include common share equivalents, when dilutive. Common share equivalents include stock options and restricted common shares. Restricted common shares are included in common share equivalents when performance contingencies are achieved.

Warranty Costs: The Company provides a two-year limited warranty on materials and workmanship and a thirty-year warranty against major structural defects. An estimated amount of warranty cost is provided for each home at the date of closing based on historical warranty experience. Warranty expense was $3,206,000, $3,877,000 and $3,351,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Accrued warranty cost was $3,990,000 and $3,998,000 at December 31, 2003 and 2002, respectively.

A reconciliation of the changes in the warranty liability for the years ending December 31, are as follows:

	2003	2002
Balance at the beginning of the period	$ 3,998,000	$ 2,568,000
Accruals for warranties issued during the period	1,870,000	1,851,000
Accruals related to pre-existing warranties (including changes in estimates)	1,336,000	2,026,000
Settlements made (in cash or in kind) during the period	(3,214,000)	(2,447,000)
Balance at the end of the period	$ 3,990,000	$ 3,998,000

Income Taxes: The Company records income taxes on the liability method. This method requires the recognition of deferred income taxes for the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as determined by tax regulations based on enacted tax rates.

Revenue Recognition on Sales of Real Estate: The Company recognizes revenues from the sale of homes, including fees earned for mortgage financing services, at the time it conveys title to the buyer. Accounts receivable due from financial institutions represent payments to be received on completed closings. Gains on sales of model homes subject to leasing arrangements are deferred and recognized over the term of the lease.

Unearned Premiums: Premiums received related to structural warranties are deferred and amortized over the period of expected losses. Such periods are determined through consideration of industry norms and the Company's actual historical experience.

Capitalization of Interest: The Company capitalizes the cost of interest related to construction costs incurred during the construction period of homes and land development costs incurred while development activities on undeveloped land are in process. The summary of total interest is as follows:

	Year Ended December 31,		
	2003	**2002**	**2001**
Interest incurred	$ 7,536,000	$ 8,339,000	$ 10,869,000
Interest capitalized	(4,966,000)	(4,921,000)	(6,626,000)
Interest expensed directly	2,570,000	3,418,000	4,243,000
Previously capitalized interest charged to expense	5,333,000	5,257,000	7,424,000
Total interest expense	$ 7,903,000	$ 8,675,000	$ 11,667,000
Capitalized interest in ending inventory	$ 3,108,000	$ 3,475,000	$ 3,811,000

Deferred Costs: Fees and costs incurred in connection with financing agreements are capitalized as other assets and amortized over the terms of the respective agreements. Amortization expense was $536,000, $752,000 and $629,000 for the years ended December 31, 2003, 2002 and 2001 respectively.

Advertising Costs: The Company expenses advertising costs when incurred. Advertising expense was $5,809,000, $4,592,000 and $4,404,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation: The Company has elected to follow the intrinsic value method to account for compensation expense related to the award of stock options and to furnish the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation." Because the Company's stock option awards are granted at prices not less than the fair-market value of the shares at the date of grant, no compensation expense is recognized for these awards. Compensation expense related to restricted share awards is determined at the date of grant and adjusted for changes in the fair value of the restricted shares until the performance criteria are met. Compensation expense is recorded as unearned compensation expense and amortized over the vesting period of the restricted share awards. The unearned compensation expense related to such awards was $5.3 million at December 31, 2003 and is reflected as a reduction of shareholders' equity.

Had compensation cost for stock options been determined based on the fair value of awards at the grant dates, the Company's net income and earnings per share for the years ended December 31, 2003, 2002 and 2001, would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 31,818,000	$ 24,495,000	$ 15,126,000
Add stock based compensation expense included in reported net income, net of related tax effects	703,000	140,000	108,000
Deduct stock-based compensation expense determined using the fair value method, net of related tax effects	(839,000)	(310,000)	(298,000)
Pro forma net income	$ 31,682,000	$ 24,325,000	$ 14,936,000
Earnings per share			
Basic as reported	$ 4.01	$ 3.36	$ 2.38
Basic pro forma	$ 3.99	$ 3.34	$ 2.35
Diluted as reported	$ 3.94	$ 3.28	$ 2.30
Diluted pro forma	$ 3.92	$ 3.26	$ 2.27

The weighted average fair value of options granted during 2003, 2002 and 2001 was $14.36, $11.73 and $7.50, respectively. In determining the pro forma amount of stock-based compensation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; expected volatility of 60% in 2003, 50% in 2002 and 50% in 2001; risk-free interest rates of 4.8%, 4.6% and 5.2% for 2003, 2002 and 2001, respectively; and an expected life of 6 years.

Segment Information: The Company's homebuilding operations, which are conducted in Ohio and Kentucky, have similar characteristics including the product offerings, pricing and margins and as such, have been aggregated. The Company's mortgage operations directly support its core homebuilding operations and services to outside parties are rare. Therefore, the mortgage operations and the homebuilding operations have been aggregated into one reportable segment – the homebuilding segment.

Utilization of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Recently Issued Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities —an interpretation of ARB No. 51. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

In December 2003, the FASB issued FASB Interpretation No. 46R ("FIN 46R"), which supercedes FIN 46. FIN 46R must be adopted no later than the end of the first interim or annual reporting period ending after March 15, 2004, for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

The Company has evaluated its interests in land development joint ventures, land option contracts, sales and leaseback arrangements and Alliance Title Agency, Ltd. ("Alliance") for possible variable interests acquired before February 1, 2003. With respect to land development joint ventures, the Company has determined that the joint ventures do not qualify as variable interest entities that would require consolidation in its financial statements. With respect to land option contracts, the Company has determined that in certain instances these contracts are with variable interest entities but the Company is not the primary beneficiary and therefore will not require consolidation of the variable interest entity. The Company has also determined that its sale and leaseback arrangements are not with variable interest entities and therefore are appropriately accounted for as operating leases. Alliance provides title insurance for most of the Company's home closings in Ohio and is an Ohio limited liability company of which the Company owns 49.9%, the maximum allowable under Ohio law. On the basis of this evaluation, the Company anticipates that it will consolidate Alliance for the purposes of FIN 46R effective in the first quarter of 2004. Consolidation of Alliance is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 generally requires that an issuer classify a financial instrument that is within its scope as a liability. SFAS No. 150 applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. The Company does not currently have any financial instruments within the scope of SFAS No. 150.

On November 7, 2003, the FASB issued FASB Staff Position No. FAS 150-3 ("FSP 150-3"), Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FAS 150. FSP 150-3 defers the measurement provisions of FAS 150 for mandatorily redeemable noncontrolling interests created on or before November 5, 2003 for an indefinite period.

3. Related Entity:

Alliance was created in order to provide title insurance to the Company's customers and third parties and to facilitate the closing of the Company's homes. The Company owns 49.9% of the title insurance agency and reports its investment using the equity method of accounting. The Company recognized $918,000, $499,000 and $553,000 as its share of the earnings from this investment for 2003, 2002, and 2001, respectively. The Company's investment in the title insurance company was $244,000 and $110,000 at December 31, 2003 and 2002, respectively, and is included in other assets in the accompanying consolidated balance sheets.

4. Earnings Per Share:

A reconciliation of weighted average common shares used in basic and diluted earnings per share calculations is as follows:

	2003	2002	2001
Weighted average shares – basic	7,931,600	7,282,900	6,351,343
Common share equivalents	144,574	175,085	223,683
Weighted average shares – diluted	8,076,174	7,457,985	6,575,026

As of December 31, 2003, 2002 and 2001 there were 13,484, 2,346, and 1,033 options, respectively, which were antidilutive and have been excluded from the respective diluted earnings per share calculations above. During the first quarter of 2003, the Company repurchased 147,500 common shares.

5. Land Purchase Commitments:

Purchase contracts for residential lots and unimproved land in Central Ohio and Louisville, Kentucky at December 31, 2003 and 2002 were:

	2003	2002
Number of expected lots	79	1,316
Purchase price	$1,536,000	$7,049,000
Less deposits or guarantees	(150,000)	(875,000)
Net land purchase commitments	$1,386,000	$6,174,000

On December 31, 2003, the Company had non-cancelable obligations to purchase residential lots and unimproved land at an aggregate cost of $1.5 million. The Company intends to purchase this land during 2004. On December 31, 2003, the Company also had cancelable obligations to purchase residential lots and unimproved land. Cancelable contractual obligations consist of options under which the Company has the right, but not the obligation, to purchase land or developed lots and contingent purchase contracts under which its obligation to purchase land is subject to the satisfaction of zoning, utility, environmental, title or other contingencies. On December 31, 2003, the Company had $112.6 million of cancelable contractual obligations for which the Company determined it is reasonably likely that it will execute the land or lot purchase. Good faith deposits on these contracts were $2.1 million at December 31, 2003. Assuming that the contingencies are actually satisfied and that no other significant obstacles to development arise, the Company expects to purchase most of the residential lots and unimproved land that are subject to these cancelable contractual obligations. At December 31, 2003, the Company was in the process of evaluating an additional $76.9 million of cancelable contractual obligations for which it has not yet determined whether it is reasonably likely that it will execute the land or lot purchase. On December 31, 2003, good faith deposits on these contracts were $1.6 million. Good faith deposits are charged to earnings when the Company determines it will not execute the purchase of the residential lots or unimproved land.

Cancelable contracts for which the Company has determined that it is reasonably likely that it will execute the land or lot purchase in the following years:

Year	Cancelable Contracts
2004	$ 91,363,000
2005	7,210,000
2006	6,649,000
2007	1,994,000
2008 and thereafter	5,352,000
	$ 112,568,000

6. Land Development Joint Ventures:

The Company has equity interests, generally ranging from 33% to 50%, in joint venture partnerships and limited liability corporations that are engaged in land development activities. The Company accounts for these investments using the equity method. Development costs of the joint ventures generally are funded by the participants. The participants in the joint ventures acquire substantially all of the developed lots and fund the development costs in proportion to their equity interests. The Company evaluates the recoverability of its investments in joint ventures using the same criteria as for other real estate inventories. The Company's investment in joint ventures, which is included in land and land development costs, was $14,056,000 and $13,529,000 at December 31, 2003 and 2002, respectively.

In certain cases, the Company may be liable under debt commitments within a particular joint venture. At December 31, 2003, the Company was party to one joint venture that financed its own development activities. The Company has guaranteed this joint venture's loan agreement up to $1.2 million, representing its one-half interest in this joint venture. This joint venture's development activity is expected to last approximately one to two more years, by which time the developed lots will have been distributed to the Company and the other joint venture partners and the Company's guarantee terminated. At December 31, 2003, this joint venture had $298,000 in loans outstanding and the portion subject to the Company's guaranty was $149,000.

Summary financial information representing 100% of joint venture assets, liabilities and equity as of December 31, 2003 and 2002, are set forth below:

	2003	2002
Land and land under development	$ 34,579,000	$ 37,051,000
Other assets	1,383,000	1,421,000
Total assets	$ 35,962,000	$ 38,472,000
Liabilities	$ 3,870,000	$ 4,622,000
Partners' equity	30,092,000	33,850,000
Total liabilities and partners' equity	$ 35,962,000	$ 38,472,000

The revenues, expenses and net income or loss from joint ventures are not material to the Company's results of operations.

7. Note Payable, Banks:

On December 3, 2003, the Company entered into a $250,000,000 Second Amended and Restated Credit Agreement evidencing the Company's Senior Unsecured Revolving Credit Facility (the "Facility") that terminates on May 31, 2007. The Facility amends and restates the previous Amended and Restated Credit Agreement dated December 31, 2001. The Facility was amended to increase the amount of the Facility to $250,000,000 from $175,000,000 and to extend the termination date to May 31, 2007 from May 31, 2005. Several of the restrictive covenants were also changed to reflect the growth of the Company and to allow the Company additional flexibility in its operations.

As of December 31, 2003 the Facility, as amended, contained the following significant provisions: (1) a limit on aggregate borrowings and letters of credit to the lesser of $250,000,000 or the availability under the borrowing base; (2) the Company has the option to use a combination of either of the following methods to price the revolving line of credit: (a) the bank's prime rate of interest or (b) a Eurodollar rate of interest plus a variable margin that ranges from 1.75% to 2.50%; (3) with certain exceptions, other borrowings may not exceed the aggregate principal sum of $25,000,000 plus up to $25,000,000 mortgage warehouse financing; (4) the Company may not become liable for contingent liabilities, with certain exceptions; (5) the Company may not exceed $10,000,000 of annual operating lease rentals; (6) the Company may not acquire in excess of $10,000,000 of its own shares; (7) the Company may not pay dividends during any calendar year in excess of fifty percent of its consolidated net income after taxes for such year; (8) the Company may not change its chief executive officer or its chief operating officer; (9) the Company is restricted from making certain investments, loans and advances, principally $2,000,000 to its mortgage subsidiary, $2,000,000 to purchasers of land owned by the Company and $2,000,000 to insurance subsidiaries; (10) the Company must maintain a tangible net worth of not less than $110,000,000 plus 50% percent of annual net income after taxes beginning with the fiscal year ending December 31, 2003; (11) the Company has agreed to maintain the following ratios: (a) total liabilities to tangible net worth (leverage ratio) of not greater than 2.25 to 1.00 at all times, (b) a ratio of uncommitted land holdings to tangible net worth not greater than 1.75 to 1.00 at all times, (c) interest coverage ratio of not less than 2.25 to 1.00 determined quarterly and based upon the preceding twelve months; (12) the Company may not purchase land not zoned for residential development in excess of $15,000,000; (13) the Company may not permit: (a) the value of its speculative inventory homes to exceed $30,000,000, (b) its fall foundation inventories to exceed 275 homes or $12,000,000 and (c) its model homes to exceed $8,500,000; (14) the Company may not incur a loss in any five consecutive quarters; (15) the Company may not, without lender approval, exceed the aggregate sum of $25,000,000 for investments outside of its existing markets, and the Company may not invest more than $15,000,000 in any "start up market" outside of its existing markets; (16) the Company has agreed to enter into interest rate contracts in the notional amount of fifty percent of the outstanding borrowings in the event the Eurodollar rate (without regard to the variable margin) becomes 8.50% per annum or greater.

The Facility provides for a variable rate of interest on its borrowings. In order to reduce the risks caused by interest rate fluctuations, the Company has entered into interest rate swap contracts that fix the interest rate on a portion of its borrowings under the Facility. The Company's intention is to maintain a fixed rate of interest at approximately 50% of its outstanding borrowings. However, market conditions and timing affect the Company's ability to maintain this balance between fixed and variable interest rates. As of December 31, 2003, the Company had fixed the interest rate on 85%, or $110,000,000, of bank borrowings using interest rate swap contracts. See Note 10 Derivative Instruments and Hedging Activities to the Consolidated Financial Statements for further information regarding interest rate swap contracts.

As of December 31, 2003, the Company was in compliance with the Facility covenants and had $91,400,000 available under the Facility, after adjustment for borrowing base limitations. Borrowing availability could increase, depending on the use of proceeds of borrowings under the Facility. Amounts outstanding under the Facility and its predecessor credit facility referred to above were $129,220,000 and $111,070,000 as of December 31, 2003 and 2002, respectively.

The Company had $5,225,000 in irrevocable letters of credit and $42,388,000 of performance bonds outstanding at December 31, 2003. The letters of credit and performance bonds were issued to municipalities and other individuals to ensure performance and completion of certain land development activities and as collateral for land purchase commitments. The Company does not anticipate incurring any liabilities with respect to the letters of credit and performance bonds.

Information regarding the bank borrowings is summarized as follows:

	2003	2002	2001
Borrowings outstanding:			
Maximum amount	$ 131,851,000	$ 143,270,000	$ 138,652,000
Average amount	$ 112,456,000	$ 117,448,000	$ 126,418,000
Weighted average daily interest rate during the year	5.9%	6.2%	7.7%
Interest rate at December 31	5.2%	6.4%	7.6%

8. Term Debt:

Term debt consisted of the following as of December 31:

	2003	2002
Mortgage notes due at various dates through December 2007		
at interest rates ranging from 1.5% to 10.0%, collateralized		
by land with a book value of $12,200,000 and $600,000 at		
December 31, 2003 and 2002, respectively.	$ 8,526,000	$ 621,000
Capital lease obligations due in installments through June 2007	2,432,000	3,794,000
Total term debt	$ 10,958,000	$ 4,415,000

Term debt matures in years subsequent to December 31, 2003 as follows:

	Term Debt	Capital Leases	Total
2004	$ 4,143,000	$ 1,559,000	$ 5,702,000
2005	3,533,000	874,000	4,407,000
2006	-	300,000	300,000
2007	850,000	23,000	873,000
	8,526,000	2,756,000	11,282,000
Less amounts representing interest	-	(324,000)	(324,000)
	$ 8,526,000	$ 2,432,000	$ 10,958,000

9. Operating Lease Commitments:

Rent expense charged to operations is primarily for model homes, vehicles, equipment and office facilities, including month-to-month leases and non-cancelable commitments. Rent expense amounted to $3,135,000, $3,401,000, and $3,516,000 for the years ended December 31, 2003, 2002 and 2001, respectively. See Note 12 Related Party Transactions to the Consolidated Financial Statements for additional information.

Minimum rental commitments due under non-cancelable operating leases are as follows:

Year	Minimum Rentals
2004	$ 3,153,000
2005	2,325,000
2006	1,666,000
2007	1,135,000
2008 and after	6,549,000
	$ 14,828,000

10. Derivative Instruments and Hedging Activities:

The Company's interest rate risk management strategy uses derivative instruments to minimize earnings fluctuations caused by interest rate volatility associated with variable rate debt. The derivative financial instruments used to meet our risk management objectives are interest rate swaps (the "Contracts"). The Company seeks to maintain the notional amount of the Contracts at approximately 50% of its outstanding debt.

The Company has designated its Contracts as cash flow hedges. Changes in the fair value of the Contracts are recognized in other comprehensive income or loss until such time as the Contracts mature or are terminated. Other comprehensive income or loss is reflected as a component of shareholders' equity in the accompanying consolidated balance sheets. Effective January 1, 2001, the Company adopted Statements of Financial Accounting Standards No. 133 and No. 138, *Accounting for Derivative Instruments and Hedging Activities.* Since adoption, there have been no gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

The fair value of the Contracts is principally impacted by fluctuations in interest rates. During 2003, the Company recognized an unrealized after-tax gain of $1,328,000 and has recorded an accrued pre-tax liability of $1,903,000 related to these Contracts at December 31, 2003. The Company does not expect this accrued liability to be realized because the Company expects to retain the Contracts to maturity. Future fluctuations in interest rates will cause unrealized gains or losses to occur and such amounts will be adjusted through other comprehensive income or loss as long as the effectiveness of the hedge is maintained.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedging transactions. An assessment is made at the hedging transaction's inception, and on an ongoing basis, to determine whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items. The Company believes the Contracts have been effective in achieving the risk management objectives and will continue to be effective for the remaining term of the Contracts. Hedge effectiveness is measured at least quarterly based on the relative change in fair value between the Contracts and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in earnings. For the twelve months ended December 31, 2003, no gain or loss has been recognized in earnings as no amount of the cash flow hedges have been determined to be ineffective.

Should it be determined that a Contract is not effective or that it has ceased to be an effective hedge, the Company will discontinue hedge accounting prospectively. This will occur when (1) offsetting changes in the fair value of cash flows of the hedged items is no longer effective; (2) the derivative expires or is sold, terminated, or exercised; or (3) management determines that designation of the Contract as a hedged instrument is no longer appropriate. When hedge accounting is discontinued because a Contract qualifying as a cash flow hedge is liquidated or sold prior to maturity, the gain or loss on the Contract at the time of termination remains in accumulated other comprehensive income or loss and is recognized as an adjustment to interest expense over the original contract term. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current earnings.

Interest rate swaps outstanding at December 31, 2003 consisted of the following:

Notional Amount	Start Date	Maturity Date	Fixed Rate
$20,000,000	Dec. 14, 2000	Jan. 12, 2004	5.98%
$20,000,000	Jan. 12, 2001	Jan. 12, 2005	5.58%
$10,000,000	Mar. 8, 2001	Mar. 8, 2004	5.16%
$10,000,000	Sept. 12, 2001	Sept. 12, 2004	4.54%
$10,000,000	Oct. 23, 2002	Oct. 4, 2005	3.16%
$10,000,000	May 9, 2003	April 3, 2008	3.01%
$10,000,000	May 9, 2003	May 3, 2008	3.04%
$10,000,000	Oct. 24,2003	Oct. 2, 2006	2.85%
$10,000,000	Oct. 24, 2003	Jan. 2, 2007	2.87%

The fixed interest rates noted for the above interest rate swaps do not include a variable margin that the Company also pays that is based on the Company's Interest Coverage Ratio. The variable margin ranges from 1.75% to 2.50% and is determined quarterly. The variable margin was 1.75% for 2003. The fair value of the interest rate swap contracts was a liability of $1,903,000 at December 31, 2003.

11. Income Taxes:

The provision for income taxes consists of the following for the years ended December 31:

	2003	2002	2001
Currently payable:			
Federal	$ 17,136,000	$ 13,750,000	$ 9,767,000
State and local	3,968,000	4,066,000	2,863,000
	21,104,000	17,816,000	12,630,000
Deferred:			
Federal	101,000	(409,000)	(1,309,000)
State	24,000	(116,000)	(334,000)
	125,000	(525,000)	(1,643,000)
Income tax expense	$ 21,229,000	$ 17,291,000	$ 10,987,000

The components of the net deferred tax asset at December 31 are as follows:

	2003	2002
Assets:		
Accrued expenses	$ 4,583,000	$ 4,906,000
Unrealized hedging loss	771,000	1,766,000
Deferred gain	172,000	200,000
Valuation reserves	383,000	183,000
Gross deferred tax assets	$ 5,909,000	$ 7,055,000
Liabilities:		
Property and equipment	(70,000)	(96,000)
Other	(58,000)	(58,000)
Gross deferred tax liabilities	(128,000)	(154,000)
Net deferred income taxes as recorded on the balance sheet	$ 5,781,000	$ 6,901,000

A reconciliation of the statutory federal income tax rate and the Company's effective tax rate is summarized below for the years ended December 31:

	2003	2002	2001
Statutory income tax rate	34.0%	34.0%	34.0%
Permanent differences	0.3%	0.8%	0.7%
State and local taxes, net of federal benefit	5.0%	6.4%	7.2%
Other	0.7%	0.2%	0.2%
Effective income tax rate	40.0%	41.4%	42.1%

12. Related Party Transactions:

The Company leases from BRC two corporate offices in Central Ohio. The first building is approximately 40,000 gross square feet (37,557 net rentable square feet) and the lease commenced January 1, 1998. The lease has a term of twelve years, a triple net rental rate of $12.00 per square foot and provides for two options to renew for periods of five years each at then-current market rates. The rental rate for the building was established by an MAI appraiser commissioned by the Affiliated Transaction Review Committee of the Company's Board of Directors, and confirmed in a review by a second MAI appraiser. Lease expense was $451,000 for the years ended December 31, 2003, 2002 and 2001.

The second building is approximately 35,000 gross square feet (33,260 net rentable square feet) and the lease commenced November 1, 2003. The lease has a term of fifteen years and a triple net rental rate per square foot of $12.58 for the first five years, $13.18 for the second five years and $13.83 for the last five years. The lease also provides for two options to renew for periods of five years each at then-current market rates. During 2002, the Company purchased land and contracted to build this second corporate office building. On October 31, 2003, the Company sold the corporate office building to BRC for $4.5 million and leased it back. The sales price approximated the cost of the land and building. The terms of the sale and leaseback were negotiated based on bids from multiple third parties, reviewed by an MAI appraiser and approved by committee comprised solely of independent members of the Company's Board of Directors. Lease expense was $70,000 for the two months the building was in service during 2003.

During 2003, the Company leased from BRC an aggregate of 15,750 square feet of commercial space in Central Ohio. The Company used this space for the decorating center, centralized sales office and mortgage financing services company. The weighted average lease rate was $11.20 a square foot. A committee comprised solely of independent members of the Company's Board of Directors approved each of the leases after review of a report by an independent MAI appraiser. During November 2003, the staff and activities in this space moved into a new corporate office building. As of January 1, 2004, the remaining lease obligation for the commercial space was approximately $300,000. In 2003, the Company recorded an expense of $155,000 related to the remaining lease obligation, net of anticipated sublease rental income. Lease expense was $230,000, $237,000 and $162,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

BRC paid the Company $8,000 in 2003, $10,000 in 2002, $12,500 in 2001, for miscellaneous services performed by Company personnel.

The Company acquired printing services from a printing company principally owned by members of the Borror family. Such services aggregated $114,536, $142,651, and $137,326 for the years ended December 31, 2003, 2002 and 2001, respectively.

13. Retirement Plan:

The Company offers a retirement plan, intended to meet the requirements of Section 401(k) of the Internal Revenue Code, which covers substantially all employees after one year of service. The Company matches 100% of the first 3% and 50% of the next 2% of employee voluntary deferrals of compensation. The Company's contributions to the plan amounted to $988,000, $671,000 and $607,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

14. Compensation Plans:

Equity-Based Compensation

In March 1994, the Company adopted the Dominion Homes, Inc. Incentive Stock Plan ("the 1994 Plan"). The 1994 Plan reserved 850,000 common shares for issuance. The Company granted incentive stock options, non-qualified stock options, restricted common shares and common shares representing 761,461 issued or issuable common shares during the ten years the 1994 Plan was in existence.

In May 2003, the Company adopted the Dominion Homes, Inc. 2003 Stock Option and Incentive Equity Plan ("the 2003 Plan"). The 2003 Plan is administered by the Compensation Committee of the Board of Directors, and provides for grants of performance awards of common shares, restricted common shares, incentive stock options, non-qualified stock options and stock appreciation rights for the purpose of attracting, motivating and retaining employees and eligible directors. The 2003 Plan provides for discretionary grants to employees of the Company and annual non-discretionary stock option grants to purchase 2,500 shares of stock to each non-employee director. A maximum of 500,000 common shares have been reserved for issuance under the 2003 Plan. During any single plan year, a plan participant may not be granted Stock Appreciation Rights affecting more than 50,000 shares allocated to the 2003 Plan. The 2003 Plan provides that grants shall include certain terms and conditions and be subject to certain restrictions as provided for under applicable provisions of the Internal Revenue Code and federal securities laws.

Grants of options to purchase common shares are subject to vesting schedules at twenty percent a year, for options granted prior to July 1, 2003 and thirty-three percent a year for options granted after June 30, 2003, have an exercise price that is equal to the fair market value of common shares on the grant date (110% of the fair market value for 10% shareholders), and must be exercised within ten years of the grant date (five years for 10% shareholders). Vesting is accelerated in the event of a change in control as defined in the 1994 Plan and the 2003 Plan.

A summary of the Company's stock options as of December 31, 2003, 2002 and 2001, respectively, and changes during the years then ended is presented below:

	2003		2002		2001	
Fixed Options Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Share	Weighted Average Exercise Price
Outstanding at beginning of year	170,100	$ 5.83	402,600	$ 4.65	410,600	$ 4.64
Granted	117,500	$ 23.51	7,500	$ 22.05	7,500	$ 10.40
Cancelled or forfeited	-	-	(500)	$ 4.75	(15,500)	$ 7.19
Exercised	(58,500)	$ 7.26	(239,500)	$ 4.35	-	-
Outstanding at end of year	229,100	$ 14.52	170,100	$ 5.83	402,600	$ 4.65
Options exercisable at end of year	118,100	$ 6.21	158,100	$ 5.68	390,600	$ 4.45

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

Year Issued	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
1995	$ 4.50	32,000	2 Years	32,000
1996	$ 3.25	31,600	3 Years	31,600
1997	$ 4.75	25,000	4 Years	25,000
1998	$ 13.00	2,500	5 Years	2,500
1999	$ 7.50 - $ 8.50	20,500	6 Years	14,500
2001	$ 10.33	2,500	8 Years	2,500
2002	$ 22.05	5,000	9 Years	5,000
2003	$ 17.34 - $ 24.24	110,000	10 Years	5,000
		229,100		118,100

Restricted common shares issued pursuant to the 1994 Plan and the 2003 Plan are not fully vested until performance and employment criteria are met. Restricted common shares issued prior to August 1, 2002 require the Company's adjusted net worth to exceed $100,000,000 and restricted common shares issued after August 1, 2002 require the Company's adjusted net worth to exceed $175,000,000. In each case, the employee must remain with the Company for five years from the date of issuance. In October 2003, the Company issued restricted common shares that will vest in three years and after achievement of a book value per share of $30. Holders of restricted common shares are entitled to vote and receive dividends.

A summary of the Company's restricted common shares issued is as follows:

Year Issued	Number of Shares	Vesting Period
2000	30,000	5 years
2001	30,000	5 years
2002	100,000	5 years
2003	95,000	3 years
Total restricted common shares	255,000	

The Company recognized compensation expense related to restricted common shares of $1,176,000, $234,000 and $181,000 for the years ending December 31, 2003, 2002 and 2001, respectively. The deferred compensation liability, reflected as a reduction of shareholders' equity, related to restricted common shares was $5,308,000 and $1,879,000 at December 31, 2003 and 2002.

Executive Deferred Compensation

In December 1994, the Company adopted a non-qualified Executive Deferred Compensation Plan for directors and certain executives. Under this plan, participants may elect to defer a portion of their compensation (up to 20% of total base and bonus for employees and 100% of director fees). At December 31 of each year, the Company provides a matching contribution of 25% of the amount deferred in a given year by a participant, provided that the Company's matching contribution will not exceed $2,500 in any year. The Company's contribution vests in 20% increments over a five-year period, subject to accelerated vesting upon a change in control as defined in the Executive Deferred Compensation Plan. As originally adopted, contributions were to be converted into theoretical common shares and adjusted in future periods based on the market value of the common shares, similar to stock appreciation rights. On October 29, 1997, the Board of Directors approved an Amended and Restated Executive Deferred Compensation Plan under which contribution and matching amounts are used by the trustee to acquire common shares in the open market. These common shares are held and voted by the trustee pursuant to a Rabbi Trust Agreement.

The Company recognized compensation expense related to Executive Deferred Compensation Plan of $140,000, $179,000 and $199,000 for the years ending December 31, 2003, 2002 and 2001, respectively. The deferred compensation liability, reflected as a reduction of shareholders' equity, related to restricted common shares was $1,435,000 and $1,240,000 at December 31, 2003 and 2002. The deferred compensation liability and related common shares held in the rabbi trust are adjusted to the market value quarterly.

Split Dollar Plan

In July 1999, the Company entered into split dollar agreements (the "Split Dollar Plan") that provided life insurance benefits to certain employees in the event that certain performance and employment criteria were met. Participating employees were provided with a death benefit during employment, together with a retirement benefit upon retirement at or after age 55 (or, if sooner, upon a "change in control" of the Company), provided (a) the employee shall have then completed ten years of service with the Company following implementation of the agreement, (b) the Company shall have attained adjusted shareholders' equity of $100,000,000, and (c) the employee shall have complied with the provisions of the noncompetition covenant for one year following retirement. Under the terms of the Split Dollar Plan, each participating employee paid a portion of the policy premiums; the remainder of the premiums were paid by the Company in cash.

During 2001, the Company determined it was probable that adjusted shareholders' equity would likely exceed $100,000,000 during the term of employee participation in the plan. Accordingly, the Company began to accrue a pro rata share of the total estimated benefit of $4,959,000 over the minimum ten-year term of participation required to earn the benefit. Amounts expensed under these agreements during 2002 and 2001 were $328,000 and $350,000, respectively. If for any reason, the above criteria are not met or adjusted shareholders' equity does not exceed $100,000,000, any accrued benefits will be recognized as income at that time.

In December of 2002, the Company discontinued the split dollar plan arrangement and each of the participating employees assigned all of his or her interest in the employee's life insurance policy to the Company in exchange for the Company's agreement to provide the employee with a death benefit equal to the face value of the life insurance policy, should the employee die during the course of his or her employment, and a payment in cash equivalent to the portion of the premiums which the participants had personally paid.

Supplemental Executive Retirement Plan

Effective January 1, 2003, the Company established a non-qualified Supplemental Executive Retirement Plan ("the SERP") that provides retirement benefits to covered employees. The employee may qualify for the retirement benefits under the SERP if they terminate employment (other than because of death) (1) after participating in the plan for at least 10 years, (2) after the Company's net worth exceeds $100,000,000 or a higher amount as specified in their participation agreement, (3) retire after age 55, (4) is terminated by the Company without cause as defined in the plan, (5) terminates voluntarily but for good reason as defined in the plan, or (6) there is a change in control as defined in the plan. The amount of the benefit is determined on account balances established for each covered employee to which the Company makes a discretionary annual credit.

Upon a participant satisfying the qualification requirements, the Company will make a lump sum distribution to the participant equal to the value of their account. The Company has expensed $329,000 related to the SERP for the year ended December 31, 2003. Amounts accrued under the SERP were $1,006,000 at December 31, 2003.

The Company has purchased cost recovery life insurance on the lives of the participants in the SERP. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the SERP if assumptions made as to policy earnings are realized. As of December 31, 2003 and 2002, the cash surrender value of these policies was $1,879,000 and $1,097,000, respectively.

15. Contingencies:

The Company is involved in various legal proceedings, most of which arise in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

16. Quarterly Financial Data (Unaudited):

(in thousands except per share amounts)

	Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues:				
2003	$ 103,985	$ 139,974	$ 153,188	$ 166,317
2002	$ 98,378	$ 133,162	$ 139,360	$ 120,806
Gross profit:				
2003	$ 24,939	$ 33,456	$ 36,697	$ 39,864
2002	$ 22,936	$ 29,297	$ 32,706	$ 30,014
Income before income taxes:				
2003	$ 7,931	$ 13,738	$ 15,279	$ 16,099
2002	$ 6,995	$ 10,741	$ 12,303	$ 11,747
Net income:				
2003	$ 4,838	$ 8,215	$ 9,137	$ 9,628
2002	$ 4,071	$ 6,295	$ 7,227	$ 6,902
Basic earnings per share:				
2003	$ 0.61	$ 1.04	$ 1.16	$ 1.21
2002	$ 0.63	$ 0.96	$ 0.90	$ 0.86
Diluted earnings per share:				
2003	$ 0.59	$ 1.03	$ 1.13	$ 1.19
2002	$ 0.62	$ 0.94	$ 0.89	$ 0.84

Directors and Senior Officers

Directors

Donald A. Borror
Chairman Emeritus

Douglas G. Borror
Chairman of the Board
Chief Executive Officer

Jon M. Donnell
President
Chief Operating Officer

David S. Borror
Executive Vice President

Pete A. Klisares
Principal
MIGG Capital, LLC

Gerald E. Mayo
Former Chairman
The Midland Life Insurance Company

Carl A. Nelson, Jr.
Independent Business Consultant and Retired Partner of Arthur Andersen

Zuheir Sofia
Chairman of Sofia Company, Inc.

C. Ronald Tilley
Former Chairman and Chief Executive Officer
Columbia Gas Distribution Companies

Senior Officers

Donald A. Borror
Chairman Emeritus

Douglas G. Borror
Chairman of the Board
Chief Executive Officer

Jon M. Donnell
President
Chief Operating Officer

David S. Borror
Executive Vice President

Karl E. Billisits
Executive Vice President
Construction Operations

Stephan M. George
Executive Vice President
Kentucky President

Jack L. Mautino
Executive Vice President
Sales Operations

Terry E. George
Senior Vice President
Treasurer

David R. Menker
Senior Vice President
Dominion Homes Financial Services

Robert A. Meyer, Jr.
Senior Vice President
General Counsel
Secretary

Peter J. O'Hanlon
Senior Vice President
Chief Financial Officer

Lori M. Steiner
Senior Vice President
Brand Management

Corporate Information

Executive Offices

5000 Tuttle Crossing Boulevard
Dublin, Ohio 43016-5555
614-356-5000
www.dominionhomes.com

Stock Symbol

Dominion Homes, Inc. common shares are traded on the Nasdaq National Market under the stock symbol DHOM.

Transfer Agent and Registrar

Inquiries about shareholder records, stock transfers, changes in ownership and address changes should be directed to:

Registrar and Transfer Company
305 Cox Street
Roselle, New Jersey 07203

Annual Meeting

The Annual Meeting of Shareholders of Dominion Homes, Inc., will be held on Wednesday, May 12, 2004 at 9:00a.m. at the Dominion Homes Customer Center, 5000 Tuttle Crossing Boulevard, Dublin, Ohio.

Form 10-K

Shareholders may receive a copy of the Company's 2003 Annual Report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

Investor Relations Department
Dominion Homes, Inc.
5000 Tuttle Crossing Boulevard
P. O. Box 5000
Dublin, Ohio 43016-5555

Independent Accountants

PricewaterhouseCoopers LLP
100 East Broad Street
Columbus, Ohio 43215

Securities Counsel

Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215

DOMINION HOMES, INC.

5000 Tuttle Crossing Boulevard
P. O. Box 5000
Dublin, Ohio 43016-5555